UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                APPLICATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            NorthWestern Corporation
                               125 S. Dakota Ave.
                              Sioux Falls, SD 57104

              (Name of company filing this statement and address of
                          principal executive offices)

                            ------------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                            ------------------------

                                Eric R. Jacobsen
                   Senior Vice President, General Counsel and
                               Chief Legal Officer
                            NorthWestern Corporation
                               125 S. Dakota Ave.
                              Sioux Falls, SD 57104

                   (Names and addresses of agents for service)

                           --------------------------

      The Commission is also requested to send copies of any communications in connection with this matter to:

                            Charles A. Patrizia, Esq.
                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                   Tenth Floor
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                           Washington, D.C. 20004-2400
                                 (202) 508-9550

                                TABLE OF CONTENTS

Item 1.        Description of Proposed Transaction
Item 2.        Fees, Commissions and Expenses
Item 3.        Applicable Statutory Provisions
Item 4.        Regulatory Approval
Item 5.        Procedure
Item 6.        Exhibits and Financial Statements
Item 7.        Information as to Environmental Effects

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

        A.     Introduction

               NorthWestern Corporation ("NorthWestern"), a diversified energy and communications services provider, seeks an exemption under Section 3(a)(3) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with its acquisition (the "Transaction") of the remaining electric and gas utility operations and certain related businesses (together, the "MPC Utility Operations") of The Montana Power Company.

               NorthWestern anticipates that it will rely on the exemption for a period of not more than eighteen (18) months. During this time it would complete such corporate restructuring as would be required for NorthWestern to cease to be a holding company within the meaning of the Act.

               The interim exemption is necessary because, as explained more fully below, the Transaction as currently intended will proceed in two steps:
NorthWestern will initially acquire the membership interests of a limited liability company ("Montana Power LLC" or the "LLC") that holds the MPC Utility Operations. Thereafter, upon receipt of further regulatory approvals and such consents as may be required, NorthWestern intends to directly acquire the transmission and distribution assets constituting the Utility Operations held by the limited liability company, while it explores various options for addressing the issues and risks associated with a small hydroelectric facility (the 3 MW Milltown Dam) that is an active Superfund site.

               It is anticipated that no more than eighteen months will be required to complete the second step of the Transaction at which time NorthWestern will cease to be a holding company within the meaning of the Act.

        B.     NorthWestern Corporation

               NorthWestern is an energy and communications company, headquartered in Sioux Falls, South Dakota. NorthWestern's business sectors include: energy transmission and distribution; communications and data operations; propane; heating, cooling, plumbing and related services.

               Revenues from utility operations comprise only a small part of NorthWestern total revenues. For example, electric revenues were approximately $106.8 million, $86.6 million and $83.9 million in 2001, 2000 and 1999, respectively, representing approximately 1.2%, 1.3% and 2.8%, respectively, of total consolidated revenues. Similarly, gas revenues totaled approximately $142.8 million, $94.7 million and $59.3 million in 2001, 2000 and 1999, respectively, representing approximately 2.5%, 3.3% and 2.0%, respectively, of total consolidated revenues. The decline in recent years in relative contribution of electric utility revenues and the stable contribution of gas revenues revenues reflects both the relatively flat growth in the utility service territories, especially in light of mild weather, and the company's pursuit of significant growth opportunities in its nonutility businesses.

               1.  Utility Operations
                   ------------------

               Although it is primarily engaged in the provision of energy and communications services that are nonutility businesses for purposes of the Act, Northwestern, through its NorthWestern Public Service division ("NPS"), also provides electric utility service to customers in South Dakota and gas utility service to customers in South Dakota and Nebraska.

               The electric operations serve customers in 108 communities in South Dakota with a combined population of approximately 98,400. Northwestern engages in limited wholesale sales, principally through power pool sales conducted on its behalf under the MidContinent Area Power Pool ("MAPP").

               NorthWestern holds non-operating minority interests in three electric generating plants, its proportional share representing approximately 200 MW of generating capacity:

          o Big Stone Generating Plant (located near Big Stone City, South Dakota) is co-owned with Otter Tail Power Company ("Otter Tail")and Montana Dakota Utilities Co. ("MDU") with NPS holding a 23.4% share;

          o Coyote I Electric Generating Station (located near Beulah, North Dakota is co-owned with MDU, Otter Tail, and the Northern Municipal Power Agency, with NPS holding a 10% share; and

          o    Neal Electric Generating Unit No. 4 (located near Sioux City,
               Iowa), is co-owned with Aliant Power, Cornbelt Power Cooperative, Northeastern Iowa Power Cooperative, and nine other companies in minor shares, with NPS holding a 8.7% share.

Big Stone, Coyote I and Neal 4 are all operated by one of the other co-owners, and dispatched by MAPP. NorthWestern also owns internal combustion turbine units and small diesel units used primarily for meeting peak demand on its system. These units together yield approximately 107 MW. NorthWestern also has contractual rights to just under 29 MW of capacity from other utilities in MAPP.

               In addition to its electric utility operations, NPS holds nonexclusive municipal franchises to provide natural gas service in 57 South Dakota communities and four Nebraska communities. Under these franchises, NPS provides gas distribution services to approximately 81,000 customers serving a population of approximately 194,000. Approximately 50% (approximately 41,000) of the customers are located in South Dakota, and the remainder are in Nebraska. NPS acquires supply and transportation services from Coast Energy Group, an indirect affiliate, and pipeline and storage capacity services under agreements with Northern Natural Gas Company (an independent company) and NorthWestern Energy (an affiliate) in South Dakota; and from ONEOK Energy Marketing and Trading Company, L.P., an independent company, in Nebraska.

               NorthWestern is an electric and gas utility company but not a holding company for purposes of the Act. NorthWestern's electric and gas utility operations are regulated by the

Public Utility Commission in South Dakota, and its Nebraska gas distribution activities are regulated by the four Nebraska municipalities in which it serves.

               2.  Nonutility Operations
                   ---------------------

               NorthWestern's primary nonutility business is comprised of the following:

               NorthWestern Services Group, Inc., a wholly-owned subsidiary, provides energy consulting and related services to residential and commercial customers; energy related consulting and solution services to large businesses and other energy providers, and communications and network products, consultation and other services to business customers in the Midwest. Through
NorthWestern Services Group, NorthWestern also owns Nekota Resources, a South Dakota corporation that operates energy delivery facilities.

               NorthWestern, through a wholly-owned subsidiary, also owns a majority interest in Expanets Inc.("Expanets"), a leading provider of integrated communication and data solutions to small and medium-sized businesses. Expanets serves over 560,000 business customers through the efforts of more than 3,200 team members located in more than 175 offices in 50 states. Expanets designs, procures, implements, maintains and monitors voice, video, and data systems, which provide connectivity for customers. Expanets' areas of expertise include voice networking, Internet connectivity, messaging systems, advanced call processing applications, computer telephony, network management, carrier services and e-business enablement. Expanets was formed in late 1997 and has grown rapidly with acquisitions and internal growth. On March 31, 2000, Expanets purchased the Growing and Emerging Markets division from Lucent Technologies making it the largest distributor of networked communications solutions to U.S. small and mid-sized business customers. In 2001, Expanets generated approximately $1.03 billion in revenue.

               NorthWestern, through a wholly-owned subsidiary, also owns a majority interest in Blue Dot Services Inc. ("Blue Dot"), a nationwide provider of air conditioning, heating, duct cleaning and plumbing services. Blue Dot focuses its operations in the residential and light commercial segments of the market. Blue Dot provides its customers with superior service and the most innovative products available on the market. Blue Dot was formed in July 1997 and has grown rapidly through acquisitions and internal growth. It has more than 725,000 customers served by over 4,000 team members in 76 locations in 27 states. In 2001, Blue Dot generated approximately $424 million in revenue.

               NorthWestern, through a wholly-owned subsidiary, also owns approximately 30% of Cornerstone Propane Partners, L.P. ("Cornerstone"), a
publicly traded master limited partnership, which it controls through a subsidiary that serves as the managing general partner. Cornerstone is one of the nation's largest retail propane distributors, serving more than 470,000 residential, commercial, industrial and agricultural customers from approximately over 210 customer service centers in 30 states. Cornerstone, through a separate subsidiary, Coast Energy Group, also participates in the supply, marketing and distribution of propane, other natural gas liquids, crude oil and natural gas to other resellers of propane and end-users. In 2001, Cornerstone generated approximately $2.5 billion in revenue.

               NorthWestern also owns NorthWestern Energy Marketing, LLC, for which authority to market electricity at market based rates was granted by the Federal Energy Regulatory Commission on January 22, 2002.

               NorthWestern also holds non-material, passive investments in nonutility businesses related to the nonutility operations described above.

        C.     The Montana Power Company

               The Montana Power Company ("MPC") is an energy and communications company that provides electric and gas utility service to customers in Montana and parts of Wyoming. As discussed more fully herein, the MPC is in the process of transforming itself from a diversified energy and communications company into a stand-alone telecommunications company. The description below is limited to the MPC Utility Operations that are the subject of the Transaction.

               1.  Utility Operations
                   ------------------

               MPC provides retail electric service to approximately 288,000 customers, virtually all of whom are located within Montana.(1) The operations to be transferred as part of the proposed Transaction include only the following three sources of generation:

          o A leasehold interest in Colstrip Unit 4, a coal fired plant in Montana, operated by a third party. This interest is subject to a sale and leaseback transaction to a third party through 2010. The output of the Colstrip 4 MPC retained leasehold interest is sold to unaffiliated third parties under long term wholesale contracts whose terms are identical to the lease.

          o A small hydroelectric facility, Milltown Dam (3 MW capacity), constructed in 1906 (the "dam"). The dam is subject to certain environmental concerns and is currently a listed Superfund site as a result of heavy metals in sediments which have come to rest behind the dam as a result of upstream mining activities. The environmental concerns prevented sale of the facility with the other generation facilities. MPC is investigating various options for dealing with the issues and risks associated with the dam, including a transfer to an unaffiliated third party as part of the resolution of the environmental issues.

          o    Certain   capacity   and  energy   contracts   with   "qualifying
               facilities" under the Public Utility Regulatory Policies Act of 1978. These contracts total approximately 100 MW.

Montana has begun a legislatively compelled process of restructuring its electric utility regulation, and is in the process of moving toward full customer  choice.  Pending  the  completion  of that  process,  MPC  remains the
"default   supplier"  of  electricity  to  retail  customers  within  a

-----------------
        1 MPC also provides electric service to Yellowstone National Park located partially within Montana and partially within Wyoming immediately to the south. (Department of Interior policies require service in the national parks from a single supplier.). The number of electric customers located in Yellowstone Park within Wyoming is insignificant.

defined territory. The time period for full customer choice was extended by legislation passed this summer, from June 2001 to July 2007.

               MPC also provides retail gas service to approximately 151,000 customers, all of whom are located within Montana. MPC also serves several smaller, unaffiliated natural gas distribution companies, that provide service to an additional 28,000 customers

               The natural gas system currently consists of approximately 2000 miles of pipeline, serving 130 city gate stations. The gas system is interconnected with, and obtains transportation service from, Williston Basin Interstate Pipeline, NOVA, Colorado Interstate Gas, and Havre Pipeline, all of which are not affiliated with MPC.

               As an adjunct to its natural gas services, in areas not served by gas pipelines, the utility operates three underground propane distribution systems in Montana. One system services the town of Townsend; the other two propane systems serve Big Sky Ski Resort and the Anaconda Job Corps.

               The retail utility operations of MPC (other than the propane systems serving Big Sky Ski Resort and the Anaconda Job Corps) are regulated by the Montana Public Service Commission (the "Montana Commission").

               2.  Non Utility Businesses
                   ----------------------

               MPC also conducts certain nonutility businesses, including telecommunications and other businesses. The proposed Transaction will not include these other businesses, except for certain small, utility related activities described below.

               In the Transaction, NorthWestern will acquire businesses that are related to the regulated natural gas and electric distribution businesses, including One Call Locators, a line locating service headquartered in Montana and which provides utilities (MPC and unaffiliated electric, gas and telephone utilities) with the locations of underground wires and pipes. One Call Locators currently operates in North and South Dakota, Minnesota, Arizona, Montana, Idaho and Utah.

               As part of the proposed Transaction, NorthWestern will also acquire the Energy Productivity Improvement Group ("EPIG"), which under the name Discovery Energy Solutions provides unregulated, energy related products and services to industrial, institutional and commercial clients. The products and services are principally devoted to reducing overall energy costs. EPIG provides consulting services on methods for reducing energy costs, sells third party energy management systems for these purposes, and provides capital asset management/financing for investments in energy saving services and products. EPIG operates nationally.

D.      The Transaction

               In March 2000,  the Board of Directors of MPC announced  that the company would restructure to focus on the telecommunications business. As part of that initiative, MPC and NorthWestern entered into a purchase and sale agreement, dated as of September 29, 2000 (the "Unit Purchase Agreement"), under which MPC will convey its gas and electric utility operations, together with certain related nonutility businesses described above, to NorthWestern. In connection with this Transaction, MPC is proceeding with a reorganization that will result in the retention of MPC's telecommunications business by MPC's current shareholders through a new entity called Touch America Holdings, Inc. and the sale of other unrelated businesses to third parties.

               The Transaction will proceed in two steps: As part of the first step, MPC will transfer the MPC Utility Operations to a newly-formed subsidiary Montana limited liability company, Montana Power LLC (the "LLC"), and NorthWestern will acquire 100% of the membership interests of the LLC.

               This first step of the Transaction is subject to MPC shareholder approval, which has been obtained. The Federal Energy Regulatory Commission has issued an order approving the transfer of the MPC Utility Operations. The parties made the applicable filings with the Antitrust Division of the U.S. Division of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and were notified of early termination of the waiting period thereunder.

               The first step of the Transaction also requires the approval of the Montana Commission. The parties have entered into a stipulation with Consumers Counsel and certain other intervenors in the proceeding. On January 29, 2002 the Montana Commission unanimously approved the stipulation, and the Montana Commission entered a final order authorizing the sale to NorthWestern, and otherwise ordering the parties to comply with the terms of the Stipulation.(2) The Agreement requires closing to occur promptly after receipt of regulatory approvals.

        Upon closing the first step of the Transaction, NorthWestern will be a holding company within the meaning of Section 2(a)(7) of the Act. NorthWestern contemplates that this will be a temporary situation only, not anticipated to last more than 18 months from the date of the closing of the first step of the Transaction. Specifically, upon the receipt of any necessary regulatory approvals and such consents as may be required from bondholders and parties to material contracts, NorthWestern currently intends to undertake the second step of the Transaction in which it would acquire the transmission and distribution assets of the Utility Business from the LLC, while it explores various options for addressing the issues and risks associated with the dam. Among the options being explored for dealing with the issues and risks associated with the dam, include a transfer of the dam to an unaffiliated third party as part of the resolution of the environmental issues or, in the alternative, obtain "exempt wholesale generator" status for the LLC that holds the dam with the result that upon completion of this second step of the Transaction, NorthWestern will cease to be a holding company.

----------
2. Final Order Docket Nos. D97.7.90 (Order No. 5986w), No. D2001.1.5 (Order No. 5353c) (Montana Public Service Commission, January 31, 2002).

               But for the need to address the unique circumstances associated with the presence of an active Superfund site (Milltown Dam) and the need to segregate that liability, NorthWestern could acquire the LLC and merge that entity with and into Northwestern (with Northwestern as the surviving entity) in a series of essentially simultaneous transactions, and no 1935 Act issues would arise. The problem with this approach is that a simple merger of the LLC into NorthWestern would carry to NorthWestern the potential liability associated with the Milltown Dam Superfund site. Accordingly, there will be an interim period (again, not anticipated to continue for more than 18 months from the closing of the first step of the Transaction) during which NorthWestern will be a 1935 Act-jurisdictional holding company. As explained more fully below, during this period, NorthWestern will be entitled to an exemption under Section 3(a)(3) of the Act.

        E.     Additional Information

               What follows is a breakout of gross revenues for NorthWestern and the MPC Utility Operations, on a stand-alone and pro-forma basis for the years 1999 through 2001:

1999 Gross Revenues (Pro forma)

               NorthWestern (in thousands)
                    (pro forma prior to proposed Transaction)

        Consolidated Nonutility Revenues                         $2,861,052
        Electric Revenues                                           $83,990

        Natural Gas Revenues                                         59,298
                                                                 ----------
        Total  1999 Revenues                                     $3,004,340
        =====                                                    ==========


               MPC Utility Operations (1999)(in thousands)
               (pro forma for MPC Utility Operations only)

        Consolidated Nonutility Revenues                           $90,655

        Electric Revenues                            $381,703

        Natural Gas Revenues                          111,747


        Total 1999 Revenues                                      $584,105
        =====                                                    ========

        Total 1999 Utility Revenues                  $493,450
                                                     ========


        Combined Pro Forma Revenues (post transaction)

        NorthWestern Revenues                                    $3,004,340

        MPC          Revenues                                       584,105

        Total  1999  Revenues                                    $3,588,445
        =====                                                    ==========


2000 Gross Revenues (Pro Forma)

                    NorthWestern (2000) (in thousands)
                        (pro forma prior to Transaction)

        Consolidated Nonutility Revenues                         $6,950,781

        Electric Revenues                             $86,575

        Natural Gas Revenues                           94,734

                                                                 ----------
        Total  2000 Revenues                                     $7,132,090
        =====                                                    ==========


                   MPC Utility Operations (2000)(in thousands)
                   (pro forma for MPC Utility Operations only)

        Consolidated Nonutility Revenues                            $73,397

        Electric Revenues                            $425,258

        Natural Gas Revenues                          129,489

        Total 2000 Revenues                                        $628,144
        =====                                                      ========

        Total 2000 Utility Revenues                  $554,747
                                                     ========


        Combined Pro Forma Revenues (post transaction)

        NorthWestern Revenues                                   $7, 132,090

        MPC Revenues                                                554,747

        Total 2000 Revenues                                      $7,760,234
        =====                                                    ==========

2001 Gross Revenues (Pro Forma - est.)

                    NorthWestern (2001 - est.) (in thousands)
                        (pro forma prior to Transaction)

        Consolidated Nonutility Revenues                         $4,028,966

        Electric Revenues                                          $106,799

        Natural Gas Revenues                                        142,817

                                                                 ----------
        Total  2001 Revenues                                     $4,278,612
        =====                                                    ==========


               MPC Utility Operations (2001 - est.)(in thousands)
               (pro forma for MPC Utility Operations only)

        Consolidated Nonutility Revenues                            $85,071

        Electric Revenues                            $437,107

        Natural Gas Revenues                          147,777

        Total 2001 Revenues                                        $669,955
        =====                                                      ========

        Total 2001 Utility Revenues                  $584,884
                                                     ========


        Combined Pro Forma Revenues (post transaction)

        NorthWestern Revenues                                    $4,278,612

        MPC Revenues                                                669,955

        Total 2001 Revenues                                      $4,948,567
        =====                                                    ==========



                                    * * * * *

               Additional information regarding NorthWestern and the proposed Transaction is set forth in the following documents, each of which is incorporated herein by reference:

               (a) NorthWestern Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on April 2, 2001;

               (b) NorthWestern Annual Report to Stockholders for the year ended December 31, 2000;

               (c) NorthWestern Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001; for the quarter ended June 30,

2001, filed with the Commission on August 14, 2001; and for the quarter ended September 30, 2001, filed with the Commission on November 14, 2001;

               (d) MPC Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on April 10, 2001;

               (e) MPC Annual Report to Stockholders for the year ended December 31, 2000; and

               (f) MPC Definitive Proxy Statement/Prospectus filed with the Commission on July 13, 2001.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

               The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the proposed transactions requiring the approvals requested herein, including the solicitation of proxies and other related matters, are estimated to be approximately (to be filed by amendment).

ITEM 3. APPLICABLE STATUTORY PROVISIONS

               Section 3 of the Act provides that the Commission upon application shall by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a)(1) through 3(a)(5) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Section 3(a)(3) of the Act is applicable to NorthWestern because NorthWestern will be "only incidentally" a holding company, as it is and will be primarily engaged and interested in nonutility businesses, and will not derive a material part of its income from a public-utility company. Accordingly, following the closing of the first step of the Transaction, NorthWestern will be entitled to an exemption from all the provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(3).

               During the pendency of this application, NorthWestern will be entitled to an exemption pursuant to Section 3(c) of the Act. That section, in pertinent part, provides that: "The filing of an application in good faith under [Section 3(a)] by a person other than a registered holding company shall exempt the applicant from any obligation, duty, or liability imposed in this title upon the applicant as a holding company until the Commission has acted upon the application."

                                    * * * * *


               Section 3(a)(3) of the Act directs the Commission:

               [to] exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers, if such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company, or (B) deriving a material part of its income from any one or more such subsidiary companies, if substantially all the outstanding securities of such companies are owned, directly or indirectly, by such holding company.

Of interest here, Section 3(a)(3)(A) provides an exemption for a holding company that is "only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company," where the holding company does not derive, "directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company."

               The Report to the Senate of the Committee on Interstate Commerce, accompanying the bill that became the Act explains that the Section 3(a)(3) exemption is applicable where:

               [T]he company is not essentially in the utility field and either (A) gets no appreciable income from utilities, or (B) if it gets an appreciable income from utilities, it owns all the outstanding securities of those utilities so that they are not financed by the public but are essentially departments, rather than subsidiaries, of the parent company.(3)

NorthWestern's relationship with the LLC will fit comfortably within the exemption provided by Section 3(a)(3)(A). NorthWestern is primarily engaged and interested in its nonutility energy and communications businesses. Its acquisition of the MPC operations is intended to extend the company's service offerings to an additional 439,000 electric and natural gas customers in Montana and enhance its ability to reach out to new customers in the western United States. The LLC will not be a material subsidiary of NorthWestern within the meaning of the Act and, finally, the proposed exemption will not be detrimental to investors or consumers.

        A.     NorthWestern Will Be Only Incidentally a Holding Company

               1.  NorthWestern  Will  Satisfy  The Plain  Language  of  Section
                   3(a)(3).

               NorthWestern is an energy and communications company that derives less than 5% of its revenues from 1935 Act-jurisdictional utility operations. As a result, NorthWestern currently is "primarily engaged or interested in one or more businesses other than the business of a public-utility company."(4)

-----------------------------
          3    S. Rep. No. 74-621 at 24 (May 13, 1935) [hereinafter the "Senate
Report"] (emphasis added).
          4    See The Southern Company, Holding Co. Act Release No. 26211 (Dec.
30, 1994) (citing the plain

               Upon completion of the first step of the Transaction, NorthWestern, will be "only incidentally" a holding company. NorthWestern's status as a holding company will be an incidental result of the need to protect NorthWestern's other businesses from environmental liability that may be associated with the dam. As explained above, upon receipt of the necessary regulatory approvals and such consents as may be required, NorthWestern currently intends to acquire the transmission and distribution assets and operations that are held by the LLC and, to the extent the dam is not already divested, obtain `exempt wholesale generator"status for the LLC - and so cease to be a holding company for purposes of the Act.

               The exemption sought in this matter does not "open the door" closed fifty years ago as the Commission sought to limit the use of Section 3(a)(3) by large companies seeking to participate in the utility business.

               2.    There  Will  Exist  A   Functional   Relationship   Between
                     NorthWestern's Business And The Public-Utility Operations Of the LLC.

               The Act does not set forth specific factors or circumstances that define when a company is "only incidentally" a public-utility holding company. In the years following enactment of the Act, the Commission added a gloss to the statutory language by requiring the existence of a functional or operational relationship between a subsidiary's utility operations and the primary business of the holding company, even though the text of Section 3(a)(3) does not contain such a requirement.(5) This gloss served to support denial of exemptions in circumstances in which large multi-state holding company systems whose operations had never been subjected to effective regulation sought to avoid regulation under the Act while exploiting affiliate relationships with public-utilities. Faced with these applications during the first twenty years of its administration of the Act, the Commission articulated two requirements in applying Section 3(a)(3) that the unregulated, multi-state systems routinely failed to meet: (i) that there be a functional relationship between the nonutility industry and the public-utility company it sought to own, and (ii) that the public-utility company be small in size in an absolute sense. The Commission explained the purpose of these conditions was to avoid making "exempt from the operation of the Act a company which would otherwise be subject thereto, solely by reason of its hybrid character."(6)


--------------------------------------------------------------------------------
meaning of Section 11 as an alternative basis for a nonutility acquisition approved under the "functional relationship" test).
        5      The origin of the functional relationship test can be traced to remarks made by Senator Wheeler which, importantly, were made in reference to a proposed, but rejected, change in the wording "only incidentally a holding company" to "only incidentally interested in a public-utility company." 79 Cong. Rec. 8843-44 (1935). The Commission has never held that the examples used by Senator Wheeler were exclusive, and in all events, the courts have held that Senator Wheeler's explanations during the floor debate do not supplant the plain meaning of the language of the Act. See Pacific Gas & Elec. Co. v. SEC, 127 F.2d 378, 382 (9th Cir. 1942), aff'd per curiam on reh'g, 139 F.2d 298 (9th Cir.
1943), aff'd per curiam, 324 U.S. 826 (1945) (rejecting argument based upon explanation articulated during floor debate that was at variance with the Act's plain meaning).
        6      Standard Oil Co., 10 SEC 1122, 1129 (1942). See also Electric
Bond & Share Co., Holding Co. Act Release No. 11004 (Feb. 6, 1952) ("EBASCO"). Standard Oil, Cities Service Co., 8 S.E.C. 318 (1940) ("Cities Service"), and EBASCO each involved ownership of multiple public-utility companies formed prior to the Act which were sprawled across multiple states, some not subject to even minimal state regulation, and others which, by their nature, could not be the subject of effective regulation. The Commission characterized Cities Service as a case where the record plainly indicated "an indulgence in practices explicitly condemned by Congress." Id., 8 SEC at

               The critical inquiry under the functional relationship test is "whether the business of the utility subsidiaries is incidental or accessory to the nonutility business or is wholly unrelated to it . . ."(7) The Commission's interpretation of "incidental" in the context of Section 3(a)(3) has tracked its then-current interpretation of similar language in Section 11(b)(1). Under that section, a registered holding company is generally limited to "such other businesses as are reasonably incidental, or economically necessary or appropriate" to the system's core utility operations. The Commission has read this provision to require an "operational or functional relationship" between the utility operations and the holding company's primary nonutility business.(8) The existence of a functional relationship between a company's utility operations and its primary nonutility business is an essential element of a finding that the company is "only incidentally a holding company."

               In this matter, the proposed Transaction is part of NorthWestern's business strategy to provide a wide range of infrastructure services to customers. In this regard, the utility services associated with the MPC Utility Operations will complement the other infrastructure services - telecommunications, energy services, HVAC and propane, as well as traditional gas and electric utility services - that NorthWestern currently provides to customers. As the Commission has recognized in other contexts, the collective expertise developed in utility operations may be applied to improve the service and operational efficiency of other infrastructure operations. See Rule 58(b)(1)(vii) authorizing the sale of certain technical, operational, management, and other types of expertise that have been developed in the course of utility operations.

               While we are not aware of a case on point, the Commission itself has stated that it is not bound "to apply concepts such as res judicata or stare decisis to the essentially regulatory and policy determinations called for in a
Holding Company Act case . . . ." American Electric Power Co., Holding Co. Act
Release No. 20633 (July 21, 1978), citing Union Electric Co., Holding Co. Act Release No. 18368 (Apr. 10, 1974), aff'd without opinion sub nom., City of Cape Girardeau v. SEC, 521 F. 2d 324 (C.A.D.C. 1975) (noting that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates"). Historically, the Commission has revisited its prior determinations and interpretations of the Act when appropriate to respond to developments and changes in the electric and gas industries. This process is appropriate, indeed necessary, for the effective implementation of the 1935 Act, and, as noted in the Division's 1995 Report on the Regulation of Holding Companies, "[t]he SEC must continue to respond flexibly to change in the utility industry . . . ."

               Although the Commission has traditionally limited the scope of
Section 3(a)(3), the exemption has also been found to be available in special circumstances, in which there was no evidence of holding company abuses. In Halliburton Company, SEC No-Action Letter (Aug. 1, 1983), for example, the Staff agreed that an exemption under Section 3(a)(3) might be


--------------------------------------------------------------------------------
336. The Commission noted that for many years, Cities Services "controlled a far-flung utility empire" with utility operations in twenty states and Canada. Id. at 336-37. Moreover, unlike the present case, Cities Services sought to maintain direct control over the public-utility operations of its subsidiary.
        7      Cities Serv. (emphasis added).
        8      See, e.g., Cities Serv.; Standard Oil Co.; Manufacturers Trust
Co., 9 S.E.C. 283, 288 n.5 (1941).

available to an entity that acquired an utility interest in settlement of litigation. There, as in this matter, the holding company situation was temporary only. Halliburton proposed to dispose of its interest in the plant within ten years.

        B. NorthWestern will Not Derive a Material Part of its Income from the Utility Operations of the LLC.

               Section 3(a)(3) further requires that the holding company not derive "directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public utility company." Historically, the Commission has required that the utility operations be both small in a relative sense (i.e., not material), and small in an "absolute" sense.(9)

               Concerning materiality, the Commission can consider a variety of measures in determining what is a material part of income. However, since as early as 1948, the Commission has predominantly relied on a comparison of gross revenues (the "gross-to-gross" test) when interpreting Section 3(a).(10) Although AES involved an exemption under Section 3(a)(5), the Commission explained that "[s]ince the same language (`material part of its income') appears in all three exemptions involving relative size criteria of an applicant's public-utility subsidiaries, i.e., sections 3(a)(1), 3(a)(3) and 3(a)(5), it obviously makes sense to take a consistent approach to the interpretation of this language."

               The Commission has found that an out-of-state utility subsidiary which contributed the following percentages of the consolidated holding company figures, with a three-year average of 10.9%, would not be a material subsidiary for purposes of Section 3(a)(1):






---------------------
        9      AES Corporation, HCAR No. 27063 (Aug. 20, 1999).
        10     See NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999),
citing, e.g., Commonwealth Edison Co., 28 S.E.C. 172, 173 (1948); see also AES, supra.

--------------------------------------------------------------------------------
 Percentage of Gross Operating Revenues     Percentage of Net Operating Revenues
--------------------------------------------------------------------------------
           16.0% - 16.2%                              10.8% - 11.3%
--------------------------------------------------------------------------------

The pro forma amounts and percentages of gross operating revenues for NorthWestern and the MPC Utility Operations for the years 1999 through 2001, are as follows:

        --------------------------------------------------------
        MPC Utility Operations as     Gross Operating Revenues
        a Percentage of the          ---------------------------
        Combined NorthWestern/MPC      Amount      Percentage
        Utility Operations             ($MM)
        --------------------------------------------------------

        1999                           493,450        13.8%
                                       -------
                                      3,588,445

        --------------------------------------------------------

        2000                           554,747         7.1%
                                       -------
                                      7,760,234

        --------------------------------------------------------

        2001 (est.)                    584,884        11.8%
                                       -------
                                      4,948,567

        --------------------------------------------------------

As the Commission noted in NIPSCO, "section 3(a)(1) has no specific numerical tests to guide a finding that a public-utility subsidiary is material."(11) The Commission emphasized that "factors other than mere percentages must be taken into consideration" in determining the application of the materiality standard of section 3(a)(1),(12) and cited the recommendation in the 1995 Report that the Commission adopt a more flexible standard "that would consider the facts and circumstances of each situation and take into account the ability of the affected state regulators to adequately protect the interests of utility consumers."(13)

               As noted above, the Commission has imposed an additional condition that the utility operations of Section 3(a)(3)-exempt holding companies be "small in an absolute" as well as a relative sense.(14) The limitation was imposed in early cases to address the situation in which "any public utility holding company could insulate itself from the Act by acquiring and holding

------------------
        11     NIPSCO, HCAR No. 26975.
        12     Id., quoting Public Service Co. of Oklahoma, 8 S.E.C. 12, 17
(1940) ("The discussions of Section 3(a)(1) in the legislative reports make it clear that Congress was using the phrase `material part' in the sense of an `appreciable part.'").
        13     1995 Report at 119-120.
        14     EBASCO, quoting Standard Oil Co., 10 S.E.C. at 1129.

the stocks of companies doing some business other than that of a retail utility business."15 The Commission in AES stated that: "This approach is intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly nonutility in nature just because the nonutility holdings dwarf the utility operations."

               The utility operations of the LLC are significantly smaller in absolute terms than the utility at issue in AES. They are also considerably smaller -- in terms of competitive impact -- than the utilities found to be impermissibly large in Cities Service and Electric Bond and Share. As the Commission noted in AES:

               The domestic utility in Electric Bond and Share distributed natural gas in Louisiana, Texas and Mississippi and operated the second largest gas distribution system in its region. These gas distribution operations were approximately twice as large as all operations carried on in Mississippi, slightly more than those carried on in Louisiana and about 25% of those in Texas. The operations also accounted for a large and significant part of the U.S. natural gas distribution business and were large in relation to other U.S. gas distributors. (Footnotes omitted.)

        C.     The Exemption will Not be Detrimental to the Protected Interests.

               Notwithstanding an applicant's compliance with the language of the statute, the Commission has discretion to deny an exemption if it finds the exemption "detrimental to the public interest or the interest of investors or consumers," the so-called "protected interests" under the Act. In Cities Service and Electric Bond and Share, the Commission stated that it would have denied the applications under the "unless and except" clause, even if the objective criteria of Section 3(a) had been met, because the holding company in each case was "essentially the type of company `at which the purposes of the legislation are directed.'"16 No such conclusion is warranted as to NorthWestern.

               Quite simply, NorthWestern is not the type of company at which the Act is directed. As explained below, NorthWestern's primary nonutility operations are either exempt as a result of Congress' determination that regulation under the Act was not necessary in connection with those operations, or else fall within the categories of activities that the Commission has deemed to be appropriate in the context of registered holding companies. For example, the Commission has authorized energy management services and consulting services anywhere in the world. See, e.g., Southern Energy Inc., HCAR No. 27020 (May 13,
1999) and Cinergy Corp., HCAR No. 27393 (May 4. 2001). Communications and network services would appear to fall within an Exempt Telephone Company under
Section 34 of the Act, upon application to the FCC. The Commission has routinely allowed energy delivery services of various kinds, so that utilities subject to its jurisdiction may offer comprehensive energy services. See SCANA Corp, HCAR No. 27133 (February 9, 2000) (electricity, gas, and light hyrdrocarbons); Energy

--------------------
        15     Id.
        16     Cities Service Co., HCAR No. 2444, 1940 WL 1187 at *2; and
Electric Bond and Share Co., HCAR No. 11004, 1952 WL 1058.

East Corp., HCAR No. 27224 (August 31, 2000) (full range of services and energy-related planning and other services).

               This matter is quite unlike the situation in Cities Service and Electric Bond and Share in which there was both an attempt to evade registration under the statute and a history, as well as future likelihood, of abuses that the Act was intended to prevent. In each of those matters, the Commission determined that the applicant was essentially the type of company at which the purposes of the Act were directed. It bears repeating that the Commission developed the absolute size standards in matters involving ownership of multiple public-utility companies formed prior to the Act which were sprawled across multiple states, some not subject to even minimal state regulation, and others which, by their nature, could not be the subject of effective regulation.

               Accordingly, for the reasons discussed above, the considerations that led the Commission to deny exemptions in Cities Service and Electric Bond and Share do not apply to this Application.

ITEM 4.        REGULATORY APPROVAL

               Except as otherwise provided herein, no State or Federal commission will have jurisdiction over the proposed transactions.

ITEM 5.        PROCEDURE

               The Applicant states that (i) there should be a recommended decision by a hearing officer, (ii) there should be a recommended decision by any other responsible officer of the Commission, (iii) the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

        A      Opinion of Counsel (to be filed by amendment)

        B      Proposed Notice

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

               The proposed transactions neither involve a "major federal action" nor "significantly affect the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the proposed transactions will not result in changes in the operations of the Applicant that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicant and of the person signing on its behalf is restricted to the information contained in this application which is pertinent to the application of the respective company.


                                            NorthWestern Corporation


                                            By:
                                               -------------------------------

                                               Eric Jacobsen
                                               Senior Vice President, General
                                               Counsel and Chief Legal Officer
                                               NorthWestern Corporation
                                               125 S. Dakota Ave.
                                               Sioux Falls, SD  57104

                                               Date:  February 14, 2002